July 20, 2009

Via Edgar Submission

Mr. Jeffrey P. Riedler, Ass’t. Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           BioScrip, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 5, 2009
File No. 000-28740

Dear Sir:

This letter shall serve to confirm the BioScrip, Inc.’s receipt of the Commission’s comment letter, dated July 16, 2009 and received at our offices via telecopier on July 17, 2009.  Per your request and my conversations with Michael McGowan of the Commission’s Division of Corporation Finance, BioScrip shall file its response via EDGAR (and filed as CORRESP) on or before August 14, 2009.

Please do not hesitate to contact the undersigned as primary company contact as necessary.

Sincerely yours,

\s\ Barry A. Posner
Barry A. Posner